Exhibit 12.15

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	Ended June 30,

	2013	2012
	(Dollars in Thousands)
Fixed charges, as defined:
Total Interest Charges	$18,655	$21,445
Interest applicable to rentals	402	328

Total fixed charges, as defined	$19,057	$21,773

Earnings, as defined:

Net Income	$55,740	$61,904
Add:
Provision for income taxes	37,705	24,132
Fixed charges as above	19,057	21,773

Total earnings, as defined	$112,502	$107,809

Ratio of earnings to fixed charges, as defined	5.90	4.95